UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Virgin Mobile USA, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92769R108

(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

The School House

50 Brook Green

London W6 7RR

United Kingdom

+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92769R108

1.	Names of Reporting Persons. Corvina Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cortaire Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Gamay Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Virgin Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Sir Richard Branson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cougar Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Plough Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.

Names of Reporting Persons.

            Deutsche Bank Trustee Services (Guernsey) Limited (solely in its capacity as trustee for The             Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo             Trust and The Gemini Trust)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. RBC Trustees (CI) Limited (solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 12, 2008 by Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation; Cortaire Limited (“Cortaire”), a British Virgin Islands corporation; Gamay Holdings Limited (“Gamay”), a British Virgin Islands corporation; Virgin Group Holdings Limited (“VGHL”), a British Virgin Islands corporation; Sir Richard Branson (“Richard Branson”), a citizen of the United Kingdom; Cougar Investments Limited (“Cougar”), a Jersey company; Plough Investments Limited (“Plough”), a Jersey company; Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (such trusts collectively referred to as the “DB Trusts”); and RBC Trustees (CI) Limited (“RBC Trustees”), a Jersey company, solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (such trusts collectively referred to as the “RBC Trusts”, and together with the DB Trusts, the “Trusts”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 9, 2008, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on July 28, 2009 (as amended, the “Schedule 13D”).

Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background.

Annex B to the Schedule 13D, which is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, is hereby amended and restated in its entirety as set forth in Annex B to this Amendment No. 3 to the Schedule 13D. The statements made by the Covered Persons under Item 2 and each other item of the Schedule 13D are hereby restated as if made on the date of this Amendment No. 3 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows, and Item 5(c) is hereby supplemented and amended to add the following information to the end thereof:

(a), (b)

As of the filing date of this Amendment, the Reporting Persons beneficially own no shares of Class A Common Stock, Class C Common Stock or Series A Preferred Stock (or any other securities of the Issuer) by virtue of the conversion of each of the Reporting Persons’ shares into (i) 1.2724 shares (or 1.3668 shares, in the case of Merger Shares, as defined below) of Sprint Nextel Corporation common stock for each share of Class A Common Stock and Class C Common Stock of the Issuer held by them, and (ii) 149.6941 shares of Sprint Nextel Corporation common stock for each share of Series A Preferred Stock of the Issuer held by them, in each case in connection with the with Sprint Nextel Corporation’s acquisition of the Issuer pursuant to an Agreement and Plan of Merger Agreement, dated July 27, 2009.

(c)

On or about October 10, 2009, Corvina purchased 1,333 shares of Class A Common Stock of the Issuer from each of (i) Mark Poole, and (ii) Robert Samuelson, in each case for an aggregate purchase price of $6,291.76, or $4.72 per share. Such purchase price was paid in cash to each such seller on or about the date thereof.

On or about November 1, 2009, Corvina purchased 10,666 shares of Class A Common Stock of the Issuer from each of (i) Mark Poole, (ii) Robert Samuelson, and (iii) Gordon McCallum, in each case for an aggregate purchase price of $42,664, or $4.00 per share. Such purchase price was paid in cash to each such seller on or about the date thereof.

Upon the closing of the Merger (as defined below), Corvina purchased (i) 24,001 shares of Class A Common Stock of the Issuer from each of (x) Mark Poole, and (y) Robert Samuelson, in each case for an aggregate purchase price of $123,012.50, or approximately $5.13 per share, and (ii) 21,334 shares of Class A Common Stock of the Issuer from Gordon McCallum for an aggregate purchase price of $109,342.50, or approximately $5.13 per share ((i) and (ii) together, “Merger Shares”). Such purchase price was paid in cash to each such seller on or about the date thereof.

Except as described above and in Item 6 herein, none of the Reporting Persons has effected any transactions in any shares of Class A Common Stock (or any other securities of the Issuer) during the past 60 days.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented and amended to add the following information to the end thereof:

On November 24, 2009, Sprint Nextel Corporation’s acquisition of the Issuer (the “Merger”) was consummated pursuant to the Agreement and Plan of Merger, dated as of July 27, 2009, by and among the Issuer, Sprint Nextel Corporation and Sprint Mozart, Inc. Pursuant to the Merger, each share of the Issuer’s capital stock held by the Reporting Persons was converted into (i) 1.2724 shares (or 1.3668 shares, in the case of Merger Shares) of Sprint Nextel Corporation common stock for each share of Class A Common Stock and Class C Common Stock of the Issuer held by them, and (ii) 149.6941 shares of Sprint Nextel Corporation common stock for each share of Series A Preferred Stock of the Issuer held by them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corvina Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

Cortaire Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

Gamay Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

Virgin Group Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

/s/ Richard Branson
Sir Richard Branson

Cougar Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Plough Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Deutsche Bank Trustee Services (Guernsey) Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Authorized Signatory

By:	/s/ Tracy Ann Martel
Name:	Tracy Ann Martel
Title:	Authorized Signatory

RBC Trustees (CI) Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Authorized Signatory

Dated: November 24, 2009

Annex B of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Annex B

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cortaire Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Paul Fauvel	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Nicola Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Tracy Martel	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Adaliz Lavarello Alternate Director to Tracy Martel	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Alison Guilbert Alternate Director to Nicola Margetts	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Jonathan Kirby Alternate Director to Alison Jane Renouf	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Nicola Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Tracy Martel	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Adaliz Lavarello Alternate Director to Tracy Martel	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Guilbert Alternate Director to Nicola Margetts	Trust Assistant Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Jonathan Kirby Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A Brian Conway	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Canada

Martin R C Boyde	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Sharon O’Callaghan Alternate Director to Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Aaron Mullins	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of RBC Trustees (CI) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	19-21 Broad Street, St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Alison Creed	Director	19-21 Broad Street, St Helier, Jersey C.I. JE1 8PB	UK

Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Stephen Romeril	Managing Director	La Motte Chambers, St Helier, Jersey, C.I. JE1 1PB	UK